EXHIBIT 12.1
COVANTA HOLDING CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	PRO FORMA (1)		HISTORICAL (2)
	Nine Months Ended	Year Ended	Nine Months Ended	Year Ended December 31,
	September 30, 2006	December 31, 2005	September 30, 2006	2005	2004	2003	2002	2001
Earnings:

Income before income tax expense, minority interests and equity in net income from unconsolidated investments	$141,616	$132,349	$102,043	$77,565	$35,474	$(14,330)	$(27,000)	$(14,261)
Fixed Charges	106,858	102,532	146,430	157,315	85,698	1,424	38,735	—
Capitalized Interest	—	—	—	—	—	—	—	—

Total Earnings	$248,473	$234,880	$248,473	$234,880	$121,172	$(12,906)	$11,735	$(14,261)

Fixed Charges:

Interest Expense	$93,705	$87,620	$133,278	$142,404	$76,325	$1,424	$38,735	$—
Imputed Interest on Operating Leases	13,152	14,911	13,152	14,911	9,373	—	—	—

Total Fixed Charges	$106,858	$102,532	$146,430	$157,315	$85,698	$1,424	$38,735	$—

Ratio of earnings to fixed charges	2.33	2.29	1.70	1.49	1.41	—	—	—

(1)	The pro forma ratio of earnings to fixed charges assumes, as of January 1, 2005, the issuance of the Debentures, the closing of the New Credit Facilities and the repurchase of all of the Outstanding Notes.

(2)	Earnings for the fiscal years ended December 31, 2003 and 2002 were insufficient to cover fixed charges by $14.3 million and $27.0 million, respectively. There were no fixed charges for the fiscal year ended December 31, 2001.